January 31, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nudrat Salik, Terence O’Brien

RE: STAAR Surgical Company

Form 10-Q for Period Ended September 30, 2023

Form 8-K Filed November 1, 2023

File No. 000-11634

Ladies and Gentlemen:

STAAR Surgical Company (the “Company”) received your comment letter dated December 6, 2023, which sets out comments of the Staff of the Division of Corporation Finance (the “SEC” or the “Staff”) to the Company’s filings referenced above. This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments numbered 1 through 4 and have provided responses immediately below each comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-Q for the Period Ended September 30, 2023

Note 1. Basis of Presentation and Significant Accounting Policies
Revision of Financial Statements for Correction of Immaterial Misstatements, page 7

1.
In regard to the error identified with the income tax provision, deferred tax asset and valuation allowance under the incremental cash tax method, please tell us how you determined that the error was not material to results of operations or financial position for any prior annual or interim period by providing us with your materiality analysis pursuant to SAB Topic 1:M and 1:N. We note that the adjustment represented approximately 11% of net income for 2021. Please also help us better understand the nature of the error and how it was corrected.

Response:

As disclosed in Note 1 to the financial statements of the Form 10-Q for the period ended September 29, 2023 (the “Form 10-Q”), during the third quarter ended September 29, 2023, the Company determined that it had not correctly deducted compensation expense in calculating its income tax provision, deferred tax asset and valuation allowance under the Incremental Cash Tax Method. The relevant compensation expense related to certain employee stock options granted on or prior to November 2, 2017 (such awards, the “Option Awards”). As discussed further below, prior to the correction, the Company had applied the deduction limitation established by Internal Revenue Code Section 162(m) (“Section 162(m)”) to the Option Awards. During the third quarter ended September 29, 2023, the Company determined that the Option Awards should not have been subject to the deduction limitation under Section 162(m), as they had been granted prior to the implementation of the Tax Cuts and Jobs Act (“TCJA”) (signed into law in December 2017), which allowed for “grandfathering” of these pre-existing awards. As a result, the Company should have elected to deduct compensation expense for the Option Awards and concluded that it had understated its deferred income tax asset, overstated the provision for income taxes, and understated net income, for the fiscal years ended December 31, 2021 and December 30, 2022, which it corrected in the Form 10-Q.

25651 Atlantic Ocean Drive | Lake Forest, CA 92630 | (626) 303-7902

The Company has experienced rapid revenue growth over the last several years, and as of the fiscal year ended December 28, 2018, had advanced from a history of net losses to profitability. As the Company has grown, it has brought in additional resources and enhanced its processes related to taxes. Under this backdrop, in June 2023, the Company conducted an evaluation of its tax provision, which included an assessment of its Section 162(m) deduction limitations (the “Assessment”). Given the increase in the Company’s stock price during the period 2017-2023, the Company had experienced an increase in the number of employee stock options exercised, as well as the dollar value thereof. Whereas in March 2017, the Company’s stock was trading near $10 per share, the stock reached an all-time high of $162.68 per share in September 2021, and was trading around $50 per share in June 2023. As the Company’s stock price increased, the tax gain realized upon exercise of employee stock options increased, which resulted in higher tax deductible stock-based compensation expense for the Company. The stock option exercises during this period included exercises by various employees who were “covered employees” under Section 162(m). As part of the Assessment, the Company identified that certain of the stock options exercised had been granted in 2017, prior to the implementation of the TCJA. The Company then revisited the applicability of the deduction limitation under Section 162(m) and the grandfathering of Section 162(m) deductibility under the TCJA transition rules. Based on the Company’s analysis of the relevant facts and circumstances, and the application of relevant tax law and guidance, the Company concluded that it had incorrectly applied the TCJA transition rules to the Option Awards and that it was more likely than not that the Option Awards qualified as performance-based compensation under Section 162(m), and accordingly, the Option Awards were not subject to the deduction limitation under Section 162(m).

For the three and nine months ended September 29, 2023, the Company’s provision for income tax expense and its deferred tax asset reported in the Form 10-Q reflect the amount of stock-based compensation expense associated with the Option Awards that qualified for deduction under Section162(m). The Company assessed the cumulative impact of the deductibility of the Option Awards and determined that the Company had overstated its provision for income tax expense by $3,920,000 and understated its deferred tax asset by $3,920,000, as of December 30, 2022. The Company then assessed the impact for each of the fiscal years ended December 31, 2021 and December 30, 2022, which is summarized in Note 1 to the Form 10-Q.

In assessing the materiality of the correction, the Company considered that the correction had no impact on revenue, gross profit or pre-tax income. Because the correction resulted in the Company’s tax deduction of a greater amount of its stock-based compensation expense, the correction led to a decrease in the Company’s provision for income taxes and an increase in income and earnings per share. The tables below reflects the impact of the correction under the Rollover and Iron Curtain methods as prescribed by Staff Accounting Bulletin (“SAB”) Topic 1:M and 1:N (dollars in thousands, expect per share amounts):

		Reported	As	Rollover Method		Iron Curtain Method
Reported Metric	Year	Amount	Revised	Amount	%	Amount	%
Income Statement:
Provision for income taxes
	2021	$6,803	$3,793	$(3,010)	(44.2)%
	2022	$6,797	$5,887	$(910)	(13.4)%	$(3,920)	(57.7)%
Net income
	2021	$24,501	$27,511	$3,010	12.3%
	2022	$38,755	$39,665	$910	2.3%	$3,920	10.1%
Comprehensive income
	2021	$25,998	$29,008	$3,010	11.6%
	2022	$42,959	$43,869	$910	2.1%	$3,920	9.1%
Basic earnings per share
	2021	$0.52	$0.58	$0.06	11.5%
	2022	$0.81	$0.83	$0.02	2.5%	$0.08	9.9%
Diluted earnings per share
	2021	$0.50	$0.56	$0.06	12.0%
	2022	$0.78	$0.80	$0.02	2.6%	$0.08	10.3%

		Reported	As	Rollover Method		Iron Curtain Method
Reported Metric	Year	Amount	Revised	Amount	%	Amount	%
Cash flows from operating activities:
Net income
	2021	$24,501	$27,511	$3,010	12.3%
	2022	$38,755	$39,665	$910	2.3%	$3,920	10.1%
Deferred income taxes
	2021	$1,495	$(1,515)	$(3,010)	(201.3)%
	2022	$(1,344)	$(2,254)	$(910)	67.7%	$(3,920)	291.7%

		Reported	As	Rollover Method		Iron Curtain Method
Reported Metric	Year	Amount	Revised	Amount	%	Amount	%
Balance Sheet:
Deferred income taxes	2022	$4,824	$8,744	$3,920	81.3%	$3,920	81.3%
Total assets	2022	$414,898	$418,818	$3,920	0.9%	$3,920	0.9%
Accumulated deficit
	2021	$(111,390)	$(108,380)	$3,010	(2.7)%	$3,010	(2.7)%
	2022	$(72,635)	$(68,715)	$3,920	(5.4)%	$3,920	(5.4)%
Total stockholders’ equity
	2021	$258,558	$261,568	$3,010	1.2%	$3,010	1.2%
	2022	$332,192	$336,112	$3,920	1.2%	$3,920	1.2%
Total liabilities and stockholders’ equity	2022	$414,898	$418,818	$3,920	0.9%	$3,920	0.9%

The Company recognizes that the impact of the correction for fiscal year 2021 resulted in increases in net income and diluted earnings per share in excess of 10%. However, the correction did not impact the trend in such metrics. As set forth in the table below, prior to and after the correction, the Company’s results still reflected a steep increase in net income and diluted earnings per share from fiscal year 2020 to fiscal year 2021, which exceeded 300% (with and without the correction), and a further increase from fiscal 2021 to fiscal 2022, which exceeded 40% (with and without the correction) (dollars in thousands, expect per share amounts):

	2020	2021	2022
Net income
As stated	$5,913	$24,501	$38,755
Increase Year Over Year		314.4%	58.2%
As revised	$5,913	$27,511	$39,665
Increase Year Over Year		365.3%	44.2%
Diluted EPS
As stated	$0.12	$0.50	$0.78
Increase Year Over Year		316.7%	56.0%
As revised	$0.12	$0.56	$0.80
Increase Year Over Year		366.7%	42.9%

The Company considered the quantitative factors set forth in the tables above, as well as qualitative factors, with a focus on key metrics believed to be of greatest importance to the Company’s investors and shareholders. As a fast-growth company, investors and shareholders have generally focused on the Company’s revenue and revenue growth. As set forth above, the correction had no impact on revenue or gross profit (and the dollar amount of the correction was de-minimis in relation to the dollar amounts of both revenue and gross profit). Together with revenue, the Company’s investors and shareholders are keenly focused on metrics related to the Company’s implantable Collamer lens (“ICL”) (the Company’s key product), including ICL sales (and sales growth), and ICL units (and unit growth). This is supported by the fact that in each of the Company’s annual earnings press releases for fiscal year 2021 and fiscal year 2022, the top three bullets addressed net sales, ICL sales, and ICL units. The Company’s investors and shareholders have traditionally been less focused on taxes, net income and diluted earnings per share. Because the correction reduced the amount of tax expense, the correction resulted in an increase in net income and diluted earnings per share (i.e., the Company understated net income and diluted earnings per share).

In addition to the quantitative and qualitative considerations discussed above, the Company also noted the following in its qualitative analysis of materiality:

• The correction did not mask a change in earnings or other trends,

• The correction did not hide a failure to meet analysts’ consensus expectations for the enterprise,

• The correction did not change a loss into income or vice versa,

• The correction did not affect the Company’s compliance with regulatory requirements,

• The correction did not affect the Company’s compliance with loan covenants or other contractual requirements,

• The correction did not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation, and

• The correction did not involve the concealment of an unlawful transaction.

In addition, the Company’s policy election is to apply the Incremental Cash Tax approach when analyzing the impact of Global Intangible Low Tax Income (“GILTI”) on its U.S. valuation allowance (“VA”). While updating the aforementioned prior years’ tax provisions, the Company had to consider the deductibility of the Option Awards in its U.S. VA calculation, which resulted in additional tax benefits from fiscal year 2020 through fiscal year 2022. Historically, the Company recognized net losses for fiscal year 2008 through fiscal year 2017 (other than with respect to fiscal year 2013, when there was minimal net income, which resulted in diluted earnings per share of $0.01) and had been in a full VA position given its history of U.S. tax losses. As set forth above the Company grew its revenue and net income from fiscal year 2020 through fiscal year 2022, and the VA release (due to higher NOLs attributable to the Section 162(m) adjustment) are directionally in line with the Company’s growth. Given the relatively small amount of tax expense recorded in fiscal year 2020 through fiscal year 2022, the impact of the correction had a greater percentage impact. As discussed above, the Company does not believe a key focus of its investors is tax expense, or taxes generally, and it does not believe the correction affected the total mix of information available to investors. This is supported by a review of the transcripts from the Company’s last four quarterly earnings calls, which the Company furnishes to the SEC on Form 8-K. The transcripts reflect that no questions were asked by investors regarding the Company’s tax expense, deferred income taxes or its VA position.

While the Company determined that a correction was appropriate to address the deductibility of the Option Awards under Section 162(m), the Company concluded that the impact of the correction on the Company’s financial statements, after assessing materiality under SAB Topic 1:M and 1:N and considering the quantitative and qualitative factors set forth above, was not material to the Company’s previously issued consolidated financial statements. The Company intends to include disclosure regarding the correction in future periodic reports filed with the SEC, as applicable, consistent with the disclosure included in the Form 10-Q.

Liquidity and Capital Resources, page 23

2.
We note that cash flows from operating activities were impacted by working capital changes, including an increase in accounts receivable of $50.4 million. In light of the fact that your accounts receivable balance appears to have increased at a higher rate than your revenues, please explain the underlying reasons for material changes in accounts receivable, the impact such changes have on your cash flows, and any known trends. Discuss financial measures such as days sales outstanding that would be relevant to a reader of your financial statements. Refer to Item 303(b)(1)(i) and 303(c) of Regulation S-K.

Response:

The Company had $112.4 million in net accounts receivable as of September 29, 2023, or 127 Days Sales Outstanding (“DSO”) for the quarter ended September 29, 2023, compared to $62.4 million in net accounts receivable as of December 30, 2022, and 89 DSO for the quarter ended December 30, 2022. The increase in accounts receivable and DSO resulted from a delayed payment from one of the Company’s largest customers outside the U.S., due to unfavorable foreign currency conditions. The Company’s contract with the customer provides for payment to the Company in U.S. dollars. Given short-term volatility in foreign currency exchange rates, the Company extended its payment terms with the customer, which resulted in a higher accounts receivable balance and DSO as of September 29, 2023. As expected, the Company received payments from the customer during the quarter ended December 29, 2023. While the Company is still preparing its financial statements for the year ended December 29, 2023, it expects it will have approximately $94.7 million in accounts receivable and 113 DSO, as of December 29, 2023.

The Company did not believe the temporary increase in net accounts receivable reflected a trend, nor that it would have a material impact on cash flows. The Company agreed to extend payment terms to one customer, which had a solid and lengthy relationship with the Company, and for which collectability was reasonably assured. Notably, in the over 10-year relationship with the customer, the Company has never written-off any accounts receivable for that customer. Further, given the Company’s available liquidity and capital resources, the Company had sufficient working capital notwithstanding the increase in net accounts receivable. The Company elected not to reinvest certain investments held as available-for-sale as they matured (proceeds were $119.4 million for the nine months ended September 29, 2023) and used some of these funds to supplement its working capital needs during this interim period. To the extent the Company’s net accounts receivable balance changes materially from period to period in the future, the Company intends to provide additional disclosure with respect thereto in future periodic reports filed with the SEC.

Form 8-K, Filed November 1, 2023

Exhibit 99.1

3.
It appears that the valuation allowance adjustments in your reconciliation of net income (as reported) to net income (as adjusted) actually represents your adjustment for stock-based compensation expenses. Please advise or revise.

Response:

The Staff is correct. There was a typographical error on Exhibit 99.1. In the reconciliation of net income (as reported) to net income (as adjusted), the line item listed as “Valuation allowance adjustment” should read “Stock-based compensation expense.” The Company notes that its earnings press release issued on November 1, 2023 with respect to the third quarter ended September 29, 2023, which is viewable on Business Wire and on the Company’s website, correctly reflects this line item as “Stock-based compensation expense” (see links below). The Company is investigating how this inadvertent error occurred in Exhibit 99.1 and will take steps to prevent this from occurring in future filings.

Business Wire: https://www.businesswire.com/news/home/20231101320025/en/STAAR-Surgical-Reports-Third-Quarter-2023-Results

Company website: https://investors.staar.com/press-releases/press-release-details/2023/STAAR-Surgical-Reports-Third-Quarter-2023-Results/default.aspx

4.
The adjusted net income amounts exclude sales return reserves and excess inventory reserves related to cataract IOLs. Please tell us what consideration you gave to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining that these would not be normal, recurring operating expenses. In addition, please tell us what consideration you gave to the guidance in 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining which amounts should be excluded.

Response:

In the Company’s Form 10-K for the year ended December 30, 2022 (the “2022 Form 10-K”), and the Company’s subsequent reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 29, 2023, the Company disclosed that it was focusing its business on its implantable Collamer lenses (“ICL”), was phasing out its preloaded silicone cataract intraocular lenses (“IOL”), and planned to support customers of its cataract IOLs through the end of 2023. As disclosed in the 2022 Form 10-K, sales of cataract IOLs accounted for approximately 6% of total sales in fiscal year 2021 and approximately 3% of total sales in fiscal year 2022. At the beginning of fiscal year 2023, the Company expected that it would sell little to none of such products in 2023, and the Company did not include any revenue from cataract IOLs in its financial guidance for fiscal 2023. The Company stopped manufacturing these products in 2023, and it does not expect to sell any cataract IOLs in fiscal year 2024. Accordingly, sales of cataract IOLs had become no longer material to the Company by fiscal year 2023, and the revenue and expense related thereto were not reflective of the Company’s underlying business performance, nor were they expected to be regular and recurring.

As of June 30, 2023, as a result of customers seeking to make “final purchases” of the cataract IOLs, the Company ultimately sold more cataract IOLs than it expected at the beginning of fiscal 2023. In addition, as a result of market and other dynamics, the Company increased its sales return reserve and inventory reserve related thereto. In both cases, the Company believed that the revenue and expense related thereto was immaterial and unlikely to recur. Notably, for the quarter ended September 29, 2023, the Company did not recognize any revenue from cataract IOLs, nor did it record additional reserves related to cataract IOLs. Further, no revenue is being recognized from cataract IOLs in the quarter ended December 29, 2023. This supports the Company’s belief that such amounts were not regular and recurring. Because these amounts were not reflective of the Company’s underlying performance or its ongoing business strategy, and given that the expense from the cataract IOLs exceeded the revenue from the cataract IOLs for the nine months ended September 29, 2023, the Company included information about the cataract IOLs in multiple tables in its earnings release (Exhibit 99.1) in an attempt to provide greater clarity for investors. In particular, the Company believed it was important to address the impact of the expense on the Company’s gross margin, given that cataract IOLs were no longer being manufactured. In reaching that decision, the Company considered that these expenses did not recur in the three months ended September 29, 2023, and are not expected to recur in the future. Accordingly, the Company considered the guidance in 100.1 and 100.3 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and submits that the adjustments related to cataract IOLs presented in Exhibit 99.1 are appropriate, given that such adjustments reflect revenue and expense associated with the cataract IOLs, which are no longer a normal and continuing part of the Company’s business or business strategy.

* * *

On behalf of the Company and its management, I acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that this response satisfactorily addresses your comments. If you have any further comments or questions or require any additional information, please contact me at (626) 303-7902 extension 2204, or pwilliams@staar.com.

Very truly yours,

/s/ PATRICK F. WILLIAMS

Patrick F. Williams

Chief Financial Officer

STAAR Surgical Company